UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AMERICAN HOMEPATIENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

026649103

(CUSIP Number)

Michael S. Minces

Highland Capital Management, L.P.

Two Galleria Tower

13455 Noel Road, Suite 800

Dallas, Texas 75240

(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Stephen Fraidin

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

February 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026649103		13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Crusader Offshore Partners, L.P., a Bermuda partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 026649103		13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IA/PN

CUSIP No. 026649103		13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strand Advisors, Inc., a Delaware corporation 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 026649103		13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Dondero

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 026649103	13D	Page 6 of 11 Pages

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of American HomePatient, Inc., a Delaware corporation (referred to herein as the “Issuer”).  The name and address of the principal executive offices of the Issuer are 5200 Maryland Way, Suite 400, Brentwood, TN 37027.

Item 2.	Identity and Background

This report on Schedule 13D (this “Report”) is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (collectively, the “Reporting Persons”): (1) Highland Crusader Offshore Partners, L.P., a Bermuda partnership (“Crusader Offshore”), (2) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), (3) Strand Advisors, Inc., a Delaware corporation (“Strand”), and (4) James Dondero, an individual.  The address of each of the Reporting Persons is: c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.  Pursuant to the requirements of Schedule 13D, information is also being provided with respect to Highland Crusader Offshore Fund GP, L.P., a Delaware limited partnership (“Crusader LP”) and Highland Crusader Offshore Fund GP, LLC, a Delaware limited liability company (“Crusader LLC”).The address of each of Crusader LP and Crusader LLC is: c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

Crusader Offshore is principally engaged in purchasing, holding and selling securities for investment purposes.  Crusader LP is principally engaged in the business of serving as general partner of Crusader Offshore.  Crusader LLC is principally engaged in the business of serving as general partner of Crusader LP.  Highland Capital is principally engaged in the business of serving as investment adviser to certain entities, including Crusader Offshore.  Pursuant to the management agreement between Highland Capital and Crusader Offshore, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader Offshore.  Strand is principally engaged in the business of serving as general partner of Highland Capital.  The principal business of James Dondero is serving as the President and a director of Strand and other affiliates of Highland Capital.

None of the Reporting Persons, Crusader LP or Crusader LLC, nor any of their respective officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

None of the Reporting Persons, Crusader LP or Crusader LLC, nor any of their respective officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Crusader LP, Crusader LLC, Highland Capital and Strand are organized under the laws of the State of Delaware. Crusader Offshore is organized under the laws of Bermuda.  Mr. Dondero is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The 1,719,994 shares of Common Stock reported herein by the Reporting Persons were acquired by Crusader Offshore, with funds from working capital in the ordinary course of business, at a total

CUSIP No. 026649103	13D	Page 7 of 11 Pages

aggregate purchase price of approximately $5,356,433. No funds were borrowed by the Reporting Persons, Crusader LP or Crusader LLC in order to complete the purchases of the Common Stock.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment in the ordinary course of business.  The Reporting Persons have become increasingly disappointed with the Issuer’s performance and have become increasingly concerned that the Issuer’s over-leveraged balance sheet, recent additional impediments to management’s ability to successfully navigate the challenging Medicare reimbursement environment, and the near term maturity of the Issuer’s secured debt would make it difficult for the Issuer to increase its liquidity or materially reduce the Issuer’s outstanding total debt to improve the Issuer’s prospects.  On February 27, 2006, the Reporting Persons decided to send a letter to the Issuer (the “Letter”) proposing to acquire all of the outstanding Common Stock at a purchase price of $3.40 per share.  A copy of the Letter is set forth hereto as Exhibit 99.2 and incorporated herein by reference.  If the Board of Directors of the Issuer does not agree to negotiate a merger transaction, the Reporting Persons intend to review the desirability of taking various steps that could help it achieve its objective of acquiring the entire equity interests in the Issuer, including, without limitation, purchasing or offering to purchase additional shares of Common Stock and seeking representation on the Board of Directors of the Issuer.  Except as set forth herein or such as would occur upon completion of any of the actions discussed above, none of the Reporting Persons has any present plan or proposal that would relate or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities market, general economic and industry conditions, the likelihood and desirability of acquiring the entire equity interest of the Issuer, and actions taken by the Issuer’s board of directors, the Reporting Persons may, in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their Common Stock, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons, Crusader LP and Crusader LLC declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for Crusader Offshore based upon 17,388,389 shares of Common Stock outstanding as of October 26, 2005, as represented by the Issuer in its Form 10-Q filed with the Commission on November 2, 2005.

CUSIP No. 026649103	13D	Page 8 of 11 Pages

(a) (i) Crusader Offshore directly beneficially owns 1,719,994 shares of Common Stock, collectively representing 9.9% of the outstanding Common Stock of the Issuer.

(ii) Crusader LP is the general partner of Crusader Offshore.  However, pursuant to the management agreement between Highland Capital and Crusader Offshore, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LP beneficially owns 0 shares of Common Stock of the Issuer.

(iii) Crusader LLC is the general partner of Crusader LP.  However, pursuant to the management agreement between Highland Capital and Crusader Offshore, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LLC beneficially owns 0 shares of Common Stock of the Issuer.

(iv) Highland Capital is the investment advisor to Crusader Offshore and has the power to control and vote the shares set forth in paragraph (a)(i) above and accordingly may be deemed to indirectly beneficially own all of such shares.

(v) Strand is the general partner of Highland Capital, and accordingly may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
(vi) James Dondero is the President and a director of Strand, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(b)                                 As a result of the relationships described herein, each of the Reporting Persons may be deemed to be a beneficial owner of the Common Stock, and as a result each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares owned by Crusader Offshore.

(c) No transactions in the Issuer’s Common Stock were executed by any of the Reporting Persons, Crusader LP or Crusader LLC in the 60 days prior to the date of this Report.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 2 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, buying, selling, transferring or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 026649103	13D	Page 9 of 11 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 -  Schedule 13D Joint Filing Agreement, dated February 27, 2006 by and among Crusader Offshore, Highland Capital, Strand and James Dondero.

Exhibit 99.2 - Letter to the Board of Directors of the Issuer, dated February 27, 2006 from Highland Capital.

CUSIP No. 026649103	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006

JAMES DONDERO

/s/ James Dondero
Name: James Dondero

STRAND ADVISORS, INC.

By:	/s/ James Dondero
Name: James Dondero
Its: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero
Name: James Dondero
Its: President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner

CUSIP No. 026649103	13D	Page 11 of 11 Pages

By:	/s/ James Dondero
Name: James Dondero
Its: President